January 31, 2007

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  205049

Attention:  Mike Volley and Amit Pande

Original via post – copy via facsimile

Dear Sirs:

Re:

Westsphere Asset Corporation, Inc.

Form 10-KSB for Fiscal Year End December 31, 2004

Filed April 15, 2005

File No. 0-32051

Further to your correspondence dated January 8, 2007 and subsequent discussion with Westsphere Vice President Sonia Dreyer we are answering the comments outlined following:

Note 4 –  Investments, page F-10

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Provide analysis of  future potential revenues and resulting cash flows that resulted in calculated fair value of $593,679 for Intellectual Property related to TRAC POS in July 2004…….

Attached please find Exhibits #1,2 and 3 reflecting the financial analysis related to Westsphere’ purchase of TRAC POS.

The analysis as set out in Exhibit #1 and 2 reflect the information that was received from the previous management of TRAC POS reflecting the Net Present Value (Revenues and Cash Flows) while Westsphere held a minority share position and was based on the existing contracts that TRAC POS held at the time of the TRAC POS share purchase in July 2004 and representations related to the implementation of a card management and the development of Westsphere wholly owned subsidiary E-Debit International Inc.

Note:  The term Intellectual Property was misspoken and should have been stated as “Goodwill”.

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Explain how analysis of future potential revenues and resulting cash flows related to TRAC POS on December 31, 2004 resulted in an impairment loss of $491,205…..

Upon assuming control of TRAC POS in August 2004 and in a position to evaluate the ability of TRAC POS to implement the Card Management Systems compliant with Canadian Interac regulations it became very clear to Westsphere’s management that claims made by TRAC’s previous management of card management readiness and capabilities of Interac Switch compliancy into the Interac system as well as a dedicated “On Us” system was not at the capability level required to start implementation.  As a result when our auditor Steve McCollum conducted his impairment review and was advised of the changes to the circumstances related to the valuation of the card management system and our advice that our reliance on contracted Interac switch contractors resulted in not being able to definitively state the implementation date of a TRAC card management system as well as our E-Debit program he initiated the impairment loss as reflected in the audit.  Exhibit #3 reflects the analysis as a result of TRAC’s re-analysis after taking control of TRAC management.

In connection with responding to your comments, we acknowledge that:

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The Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Douglas N. Mac Donald, President & CEO

Westsphere Asset Corporation, Inc.